DHANOA MINERALS LTD.
1330 Martin Grove Road
Toronto, Ontario, Canada, M9W 4X4
416-838-4348, 905-248-3150 (fax)

April 16, 2007

VIA FAX ONLY 202-772-9368
Shannon Buskirk
Division of Corporate Finance
U.S. Securities Exchange Commission
Washington D.C. 20549

Re: Response to Comment Letter dated April 5, 2007
Dhaona Minerals Ltd., File No. 333-129864, Item 4.01 Form 8-K

Dear Mrs. Buskirk,

This letter is to inform you that Dhanoa Minerals Ltd. has filed a Current Report Form 8-K/A that amended our filing of April 3, 2007. We believe that the changes made in this report satisfy the applicable disclosure requirements. Further, the company acknowledges that a) it is responsible for the adequacy and accuracy of the disclosure in the filing; b) staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you assistance. Please contact us should you have further comment.

Sincerely, DHANOA MINERALS, LTD. /s/ Paul Roberts Paul Roberts, President Paul@minvest.ca cc: Mr. Ken M. Stoner, Esq.
Fax- 405-721-7310